SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: June 22, 2016

Extraordinary Report

June 22, 2016

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On June 22, 2016, Sony Corporation (the “Corporation”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) (the “Report”) with the Director-General of the Kanto Financial Bureau in Japan in connection with the Corporation’s shareholders’ voting results for proposals acted upon at the 99th Ordinary General Meeting of Shareholders held on June 17, 2016 pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Report in its entirety.

1.	Reason for submitting the Extraordinary Report

Given that resolutions were made for the PROPOSALS TO BE ACTED UPON at the 99th Ordinary General Meeting of Shareholders held on June 17, 2016 (the “Meeting”), Sony Corporation (the “Corporation”) submits this Extraordinary Report under the provisions of Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 1 and Paragraph 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2.	Matters reported

(1) Date when the Meeting was held: June 17, 2016

(2) Proposals acted upon

Proposal 1: To elect 11 Directors.

Kazuo Hirai, Kenichiro Yoshida, Osamu Nagayama, Takaaki Nimura, Eikoh Harada,

Joichi Ito, Tim Schaaff, Kazuo Matsunaga, Koichi Miyata, John V. Roos and Eriko Sakurai were elected as directors of the Corporation.

Proposal 2: To issue Stock Acquisition Rights for the purpose of granting stock options.

(3) Number of voting rights concerning the indication of “for,” “against” or “abstention” for each proposal; requirements for approving the proposals; and results of resolutions

1) Total number of voting rights

Number of shareholders with voting rights      521,895

Number of voting rights                           12,592,337

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2) The number of shareholders who have exercised their voting rights

Number of shareholders who have exercised their voting rights     133,205

(Number of shareholders present at the Meeting                              2,267)

Number of voting rights exercised          9,169,757 [Exercise Ratio 72.8%]

(Number of voting rights of the shareholders present at the Meeting

                                                            74,844     [Exercise Ratio 0.6%] )

(Voting right)

Proposal	For	Against	Abstention	Ratio of favorable votes	Results
Proposal 1
Kazuo Hirai	8,821,345	326,333	805	96%	Approved
Kenichiro Yoshida	8,755,336	392,232	911	95%	Approved
Osamu Nagayama	8,981,539	165,984	963	98%	Approved
Takaaki Nimura	8,981,137	166,535	814	98%	Approved
Eikoh Harada	8,972,239	175,301	946	98%	Approved
Joichi Ito	8,965,094	182,482	909	98%	Approved
Tim Schaaff	8,964,941	182,738	806	98%	Approved
Kazuo Matsunaga	8,969,845	177,788	852	98%	Approved
Koichi Miyata	8,393,109	754,420	951	92%	Approved
John V. Roos	8,984,188	163,439	859	98%	Approved
Eriko Sakurai	8,986,786	160,864	835	98%	Approved
Proposal 2	8,587,567	561,156	1,350	94%	Approved

Notes:

1.	Requirements for the approval of each proposal are as follows:

1) The resolution for Proposal 1 shall be adopted by a simple majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.

2) The resolution for Proposal 2 shall be adopted by a two-thirds (2/3) majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.

2.	The “Ratio of favorable votes” was calculated by adding the number of voting rights held by the present and voting shareholders at the Meeting as the denominator.
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(4) Reason why a portion of the voting rights held by the shareholders present at the Meeting was not added to the number of voting rights:

The required majority approval for each proposal was met by aggregating the votes exercised prior to the Meeting and votes of shareholders present at the Meeting of which the Corporation was able to confirm the indication as to each proposal. Therefore, of the voting rights held by shareholders present at the Meeting, the number of voting rights concerning the indication of “for,” “against” or “abstention” as to each proposal of which the Corporation was not able to verify was not tallied, except as explained in Note 2 to the table of 2.(3) 2) above.

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